April 22, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-6010
Attn: Bryan Pitko

Re:      China Pharma Holdings, Inc.
Preliminary Information Statement on Form PRE 14C
Filed April 1, 2010
File No.001-34471

Dear Mr. Bryan Pitko,

On behalf of China Pharma Holdings, Inc., a Delaware corporation (the “Company”), we have been authorized by the Company to present the following responses to your letter dated April 7, 2010 (the “Comment Letter”), relating to the Company’s Form PRE 14C filed on April 1, 2010 (the “Form PRE 14C”).

Your comments have been set forth in italics and paragraphs have been numbered to correspond to the numeration of the Comment Letter.

Preliminary Information Statement

Reelection of Directors

1.	We note that your information statement relates to the election of directors. Please revise your disclosure to include all of the information required under Item 7 and Item 8 of Schedule 14A.

Answer:
Please note that the information statement relating to the election of directors has been amended to include all the information required under Item 7 and Item 8 of Schedule 14A. And please note that the number of the directors elected has been changed from three to five in this Amendment compared with the PRE 14C filed on March 29; we added two more non-independent directors elected.

RE-ELECTION OF DIRECTORS
The board of directors is composed of Zhilin Li, Heung Mei Tsui, Gene Michael Bennett, Yingwen Zhang and Baowen Dong.  On or about April 22, 2010, we have re-elected the above five (5) members to our Board of Directors. Among them, Gene Michael Bennett, Yingwen Zhang and Baowen Dong are independent directors; Zhilin Li and Heung Mei Tsui are non-independent directors. The Board and majority shareholders have approved the re-election of the above five directors.

IDENTIFICATION OF THE FIVE REELECTED DIRECTORS

The name, age, the year in which each first became a director and their principal occupations or employment during the past five years are as follows:

Name	Age	Position	First Year to Be a Director
Zhilin Li	57	Director, President and Chief Executive Officer	2005
Heung Mei Tsui	53	Director	2005
Gene Michael Bennett	62	Independent Director	2008
Yingwen Zhang	65	Independent Director	2008
Baowen Dong	69	Independent Director	2008

Resumes

Zhilin Li: Ms. Li is the director, President and Chief Executive Officer (“CEO”) of the Company. She is a founder of Helpson, and has served as chairman and CEO of Helpson since 1993.  Ms. Li was formerly the president of Haikou Bio-engineering Institute, and the vice president of the Sichuan Institute of Biology.  She graduated from Sichuan University, where she majored in biology, and later became an instructor.

Heung Mei Tsui: Ms. Tsui has served as a member of our board of directors since April 28, 2009. Ms. Tsui had been a member of the Company’s Board from October 19, 2005 to February 1, 2008.  Ms. Tsui is a self-employed businesswoman engaged in the international trading and strategic investment. She graduated from Hunan Financial & Economic College in 1982.

G. Michael Bennett

G. Michael Bennett graduated from Michigan State University and University of Michigan.  He currently is a DBA candidate in Corporate Governance at City University of Hong Kong.  He acted as CFO and Board Member in National Automobile Club from 1983 to 1986. After that, he worked as an accounting, tax, and audit professor in California State University from 1986 to1989, and as an accounting and audit professor in Chapman University from 1989 to 1993.  He served as the CFO and Board Member in Argonaut Computers from 1993 to1998 in Southern of California. During 1998-2000, he was a basic law, accounting and tax professor in University of Hawaii and accounting, tax and audit professor in Chaminade of Honolulu.  He acted as a partner of ProCFO Company based in California which provided contract CFO service for firms during 2000-2004.  He was also a partner of Nexis Investment Consulting Corporation based in Beijing during 2004-2007.

Yingwen Zhang

Yingwen Zhang graduated from Department of Chemical Engineering, Tianjin University in 1967. He worked as the CEO of SINOPEC SICHUAN VINYLON WORKS from 1983 to 1988 and worked as the director of Sichuan Foreign Trade and Economic Cooperation Bureau (The Bureau of Commerce of Sichuan Province) from December, 1988 to April 2000.  Since then, he has acted as the Economic and Commercial Counselor's Office of the Embassy of the People's Republic of China in Malaysia. Mr. Zhang currently is the member of the 9th Chinese People's Political Consultative Conference (CPPCC).

Baowen Dong

Baowen Dong graduated from Xian University of Science and Technology in 1966. He is the professor, researcher, director of the staff room, and the department head in Sichuan University since 1974. He is also an expert member of the Sichuan University Teaching Evaluation Council since August 2001.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name and position of our current directors and executive officers:

Name	Age	Position
Zhilin Li	57	Director, President and Chief Executive Officer
Frank Waung	45	Chief Financial Officer
Heung Mei Tsui	53	Director
Gene Michael Bennett	62	Independent Director
Yingwen Zhang	65	Independent Director
Baowen Dong	69	Independent Director
Jian Yang	55	Secretary

The exists no arrangement or understanding between any of the Company’s officers and any other person(s)  pursuant to which any of the executive officers were selected as an officer.

Besides the five directors which have been provided in foregoing paragraph, set forth below is the Resumes of the rest executives:

Frank Waung: Mr. Waung has served as the Chief Financial Officer (“CFO”) of the Company since April 28, 2009.  Mr. Waung worked for Hickey Freihofner Capital as an investment banker with China focus from 2008 till April 28, 2009. Mr. Waung worked for Dellacamera Capital Management as a special situation analyst in 2007. Mr. Waung acted as a senior market economist in Cowen & Co. from 2000 to 2003 and as a convertible security trader from 2003 to 2006. He worked for Credit Suisse First Boston as a quantitative marketer from 1994 to 1998. Mr. Waung received his bachelor’s degree from University of California in 1988 and received his master’s degree in business administration from University of Pennsylvania in 1994.

Jian Yang: Ms. Yang has been the Secretary of the Company since October 19, 2005.  She is a founder and director of Helpson.  Ms. Yang was a technician at the Sichuan Institute of Biology in 1990 and vice president of Haikou Biomedicine Engineering Co., Ltd. in 1991.  Ms. Yang obtained her MBA degree at the University of Wales, England.

BOARD LEADERSHIP STRUCTURE AND ROLE IN RISK OVERSIGHT

Since April 28, 2009, the board of directors has been composed of Zhilin Li, Heung Mei Tsui, Gene Michael Bennett, Yingwen Zhang and Baowen Dong, among whom Gene Michael Bennett, Yingwen Zhang and Baowen Dong are independent directors. The Company has standing audit, nominating and compensation committees of the board of directors, all composed of the above three independent directors.

As is common practice among public companies in the United States, the Board has appointed the Company's Chief Executive Officer to serve as Chairman of the Board.  The Board's leadership structure has combined the positions of Chairman and CEO since the Company was founded, Zhilin Li has served as Chairman and CEO since 2005. The Company has not appointed a separate lead director.

The Board of Directors and each of the committees of the Board of Directors indentifies, prioritizes and evaluates various risks that are in the purview of their charters. Management also independently identifies, prioritizes and evaluates enterprise risks. Management regularly reports on such risks to the Board of Directors. Particular financial risks are overseen by the Audit Committee of the Board. The enterprise risk management program as a whole is reviewed annually. Additional review or reporting on enterprise risks is conducted as needed or as requested by the Board or any Committee. Also, the Compensation Committee periodically reviews the most important enterprise risks to ensure that compensation programs do not encourage excessive risk-taking.

The Company believes that the combination of the Chairman and CEO roles provides more consistent communication and coordination throughout the organization, which results in a more effective and efficient implementation of corporate strategy and is important in unifying the Company's strategy behind a single vision.  In addition, we have found that our CEO is the most knowledgeable member of the Board regarding risks the Company may be facing and, in her role as Chairman, is able to facilitate the Board's oversight of such risks. If a structure was established that required an independent director to serve as Chairman, the Board believes it would impair its ability to select the most qualified individual to serve as Chairman.  This would not be in the best interests of the Company and its shareholders.

LEGAL PROCEEDINGS

There have been no material proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder has been a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

CERTAIN TRANSACTIONS

No interested or affiliated person of the Corporation has had any material interest, direct or indirect, in any material transaction since the beginning of the fiscal year ended December 31, 2009 to which the Corporation was or is to be a party.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors and persons who beneficially own more than ten percent (10%) of the company’s equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission.  Officers and directors and greater than ten percent (10%) shareholders are required by Securities and Exchange Commission regulations to furnish the Company with copies of all section 16(a) forms they file.  Based on its review of the copies of such forms received by the Company, the Company believes that during the year ended December 31, 2009, all such filing requirements applicable to its officers and directors were complied with.

CODE OF ETHICS

On July 8, 2008, the Company adopted a code of business conduct and ethics for all directors and employees (including officers) within the meaning of the regulations adopted by the Commission under section 406 of the Sarbanes - Oxley Act of 2002.  The code has been designed to deter wrongdoing and promote: honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Commission and in other public communications made by us; compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the code to an appropriate person or persons; and accountability for adherence to the code. The application of the code to the persons it applies to may only be waived by our Board of Directors in accordance with Commission regulations and the Sarbanes - Oxley Act of 2002. A copy of the code may be obtained by sending a written request to our corporate secretary.

DIRECTOR INDEPENDENCE AND BOARD MEETINGS

The Company’s business is managed under the director of the board of directors.  The board meets on a regularly scheduled basis to act on matters requiring board approval.  It also holds special meetings when an important matter requires action by the board between scheduled meetings.  The board of directors held 2 meetings during the fiscal year ended December 31, 2009.  The attendance rate of 2009 of all directors is 100% during the periods that they served as directors.  During the fiscal year ended December 31, 2009 the board consisted of five members, three of which were independent under the independence standards applicable to the small business issuer.  Their names are G. Michael Bennett, Yingwen Zhang and Baowen Dong.

COMMITTEES

The Company has standing audit, nominating and compensation committees of the board of directors.

The three independent directors, Gene Michael Bennett, Yingwen Zhang and Baowen Dong have served on the Audit Committee since February 1, 2008.  Mr. Bennett, the Chairman of the Audit Committee, is an audit committee financial expert serving on the Audit Committee.  The Company has an audit committee charter, incorporated by reference to Exhibit 99.1 of our annual report on Form 10-K filed on March 17, 2009. For the year ended December 31, 2009, the Company’s audit committee has (i) reviewed and discussed the audited financial statements with management; (ii) discussed with the Company’s independent auditors the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380),1 as adopted by the Public Company Accounting Oversight Board in Rule 3200T; (iii) received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees ),2 as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and has discussed with the independent accountant the independent accountant's independence; and (iv) recommended that the audited financial statements be included in the company's annual report on Form 10–KSB for the fiscal year ended Dismember 31,2006, for filing with the Securities and Exchange Commission.

The Company established the Nominating and Compensation Committee of the Board of Directors on August 26, 2009. The Committee now consists of the three independent directors: Yingwen Zhang, Gene Michael Bennett and Baowen Dong. Mr. Zhang has been selected as the Chairman of the Nominating and Compensation Committee. The Company has a charter of the nominating and compensation committee, incorporated by reference to Exhibit 99.2 of our annual report on Form 10-K filed on March 17, 2009.

The nominating committee considers any person nominated by security holders that is reputable and that has experience in the industry in which the Company operates or business experience in general.  The board will also consider the extent of any nominee’s educational background in deciding whether to nominate a person for a directorship position.  The Company does not pay any fee to third parties for helping the board to nominate or evaluate director candidates and the board does not obtain such services from any third party.

The compensation committee meets annually to determine executive officer compensation.  The compensation committee has complete authority for establishing executive officer compensation.  The board does not delegate any authority with respect to the executive officer compensation.  The board has not engaged any compensation consultants in determining or recommending the amount or form of executive and director compensation.  The board has determined not to pay any directors fee of any nature for the foreseeable future.

DIRECTOR COMPENSATION

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Heung Mei Tsui (1)	16,000	—	—	—	—	—	16,000
Zhilin Li	16,000	—	—	—	—	—	16,000
Gene Michael Bennett	16,000	—	—	—	—	—	16,000
Yingwen Zhang	5,865	—	—	—	—	—	5,865
Baowen Dong	5,865	—	—	—	—	—	5,865

(1) The Company will pay the annual cash compensation to Ms. Tsui at the amount of $16,000 in about May 2010.

Our three independent directors are entitled to the following compensation under the engagement letter: Mr. Bennett’s compensation consists of $16,000 per year, payable quarterly within 5 days of the start of the quarter, and 5,000 warrants of common stock with an exercise price of $3.32 per share; Mr. Zhang and Mr. Dong are each entitled to RMB40,000 (approximately $5,865) annually, payable quarterly within 5 days of the start of the quarter.

The three independent directors received the above cash compensation during the fiscal year ended December 31, 2009.  No equity compensation has been awarded to Mr. Bennett till the date of this Form 10-K.  We currently reimburse directors for travel expenses associated with their work for the company but our internal directors currently do not receive any other compensation in the capacity of directors.

EXECUTIVE COMPENSATION

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our chief executive officer, chief financial officer and secretary during the last three fiscal years in all capacities to us, our subsidiaries and predecessors (collectively, the "Named Executive Officers").  No other executive officers received compensation in excess of $100,000 during the fiscal years ended December 31, 2009 and 2008.

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary ($)(c)	Option Awards ($)(f)	All Other Compensation ($)(i)	Total ($)(j)
Zhilin Li Director, CEO and President (2)	2009 2008 2007	$117,302 $117,084 $104,976	—	—	$117,302 $117,084 $104,976

Xinhua Wu, Former CFO and Director (3)	2009 2008 2007	$ 5,103 $73,177 $65,610	—	—	$ 5,103 $73,177 $65,610

Frank Waung, CFO (4)	2009	$ 36,000	$ 138,400 (1)	$ 10,000	$184,400

Jian Yang, Secretary, (5)	2009 2008 2007	$73,314 $73,177 $65,610	—	—	$73,314 $73,177 $65,610

(1)  Represents the dollar amounts recognized in the Company’s year-end 2009 financial statements for reporting purposes in accordance with SFAS 123(R).  Amounts shown cover awards granted in 2009.  The amounts represent the compensation costs of awards that are paid in options to purchase shares of the Company’s common stock, the amounts do not reflect the actual amounts that may be realized by the named executive officer.  A discussion of the assumptions used in calculating these values may be found in Note 8 to the consolidated audited financial statements.

(2) Zhilin Li has been our CEO and president since October 20, 2005.  As of January 20, 2006, Zhilin Li was elected as the director of the Company.

(3) Effective April 28, 2009, Mr. Xinhua Wu resigned as our Chief Financial Officer and Director.

(4) Effective April 28, 2009, Mr. Frank Waung was elected as the Chief Financial Officer of the Company.

(5) Jian Yang has been our corporate secretary since October 20, 2005.

Stock Options and Stock Appreciation Rights

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	100,000	$2.75	900,000
Equity compensation plans not approved by security holders	—	—	—
Total	100,000	$2.75	900,000

Under the China Pharma Holdings, Inc. 2009 Stock Option Plan (the “Plan”), a maximum of one million shares of our common stock are available for issuance, subject to adjustment.  The Plan permits the grant of options, stock appreciation rights, restricted stock, restricted stock units or other right or benefit under the Plan.  The exercise price per share with respect to each option and each stock appreciation rights is determined by the administrator, provided that the exercise price per share cannot be less than the fair market value of a share on a grant date in case of an incentive share option and the exercise price per share cannot be less than eighty-five percent (85%) of the fair market value of a share on a grant date in case of a non-qualified share option.  The Plan will terminate 10 years following the earlier of (i) the date it was adopted by our Board of Directors or (ii) the date it became effective upon approval by our stockholders, unless sooner terminated by our Board of Directors pursuant to the Plan.  The Plan was adopted by our Board of Directors on September 2, 2008.

Employment Agreements

Our subsidiary Helpson has employment agreements with the following executive officers:

Ms. Zhilin Li entered into an Employment Agreement with Helpson, which provides that Ms. Li is employed by Helpson to perform executive management.  The term of her employment is from July 1, 2005 to June 30, 2010.  Her annual salary is RMB800,000.  Ms. Jian Yang was employed by Helpson to act as its Deputy General Manager.  The term of her employment is from July 1, 2005 to June 30, 2010.  Her annual salary is RMB500,000.

Payment of Post-Termination Compensation

The company does not have change-in-control agreements with any of its executive officers, and the Company is not obligated to pay severance or other enhanced benefits to executive officers upon termination of their employment.

2.
We note that you have received written consents to increase the number of authorized shares of preferred stock to 5,000,000 shares.  Please revise your disclosure to describe any plans, arrangements or understandings relating to the issuance of any of your newly authorized but unissued preferred shares.  If you have no such plans, arrangements or understandings, please revise your disclosure to state so.

Answer:
Relating to the issuance of the 5,000,000 newly authorized but unissued preferred shares of the Company, there is no such plan, arrangement or understanding by now.  And the information statement has been amended to include such information.

CREATE AUTHORIZED SHARES OF PREFERRED STOCK

On or about April 22, 2010 the Company received written consents in lieu of a meeting of Stockholders from holders of 23,093,966 shares representing approximately 53.342% of the 43,293,642 total issued and outstanding shares of voting stock of the Company (the "Majority Stockholders") to create 5,000,000 shares of the Preferred Stock.

The Preferred Stock may be issued in series, with such designations, preferences, stated values, rights, qualifications or limitations as determined solely by the Board of Directors of the Corporation. The Board of Directors is hereby vested with authority to fix such designations, preferences and relative participating, optional or other special rights or qualifications, limitations, or restrictions for each series, including, but not by way of limitation, the power to fix the redemption and liquidation preferences, the rate of dividends payable and the time for and the priority of payment thereof and to determine whether such dividends shall be cumulative or not and to provide for and fix the terms of conversion of such Preferred Stock or any series thereof into Common Stock of the Corporation and fix the voting power, if any, of shares of Preferred Stock or any series thereof.

Up to the date of this report, the Company has no plans, arrangements or understandings relating to the issuance of the above newly authorized but unissued preferred stock. However, the future plan of the preferred stock would surely be in the best interests of the Company and its shareholders.

If you have further requirements or questions, please do not hesitate to contact the undersigned at (1408) 947-1960 or by facsimile at (0086-10) 58785566.

Very truly yours,

KING AND WOOD, LLP

By: /s/ Charles Law
    Charles Law

cc: Zhilin Li